SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              _____________________

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                 PARTSBASE, INC.
                               -------------------
                              (Name of the Issuer)

                                 PARTSBASE, INC.
                             ROBERT A. HAMMOND, JR.
                                 HAMMOND I, INC.
                            HAMMOND ACQUISITION CORP.
                       ------------------------------------
                      (Name of Person (s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   70214P 109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

      Robert A. Hammond, Jr.
    CEO of Hammond I, Inc. and                             Mark J. Weicher
    Hammond Acquisition Corp.                          CFO of PartsBase, Inc.
       905 Clint Moore Road                             905 Clint Moore Road
   Boca Raton, Florida 33487                         Boca Raton, Florida 33487
         (561) 953-0700                                   (561) 953-0700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

      Charles J. Rennert, Esq.              |              Joel Mayersohn
  Berman Rennert Vogel & Mandler, P.A.      |            Adorno & Yoss, P.A.
       100 SE Second Street                 |          200 East Las Olas Blvd.
           Suite 3500                       |                Suite 1700
      Miami, Florida 33131                  |      Ft. Lauderdale, Florida 33301
           (305) 577-4171                   |               (954) 763-1200



This statement is filed in connection with (check the appropriate box):
a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

     Transaction Valuation*            Amount of Filing Fee**
     ----------------------            ----------------------
           $7,542,153                          $1,507

---------------
     * Based upon (a) the product of 5,022,302 shares of common stock and the merger consideration of $1.50 per share, or $7,533,453, and (b) the product of of the options to purchase 10,000 shares of common stock and the merger consideration of $1.50 per share, less the applicable exercise price per share, or $8,700.
   ** The filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

   [X] Check the box if any part of the fee is offset as  provided by Exchange
       Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,507
         Form or Registration No.:  Schedule 14A
         Filing Party:              PartsBase, Inc.
         Date Filed:                January 21, 2003


     Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of PartsBase, Inc. by Hammond I, Inc.; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.


                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3 relates to Agreement and Plan of Merger dated as of August 26, 2002 and amended as of December 20, 2002 (the "Merger Agreement"), by and among PartsBase, Inc., a Delaware corporation ("PRTS"), Hammond I, Inc., a Florida corporation ("Hammond I"), Robert A. Hammond, Jr., and Hammond Acquisition Corp., a Delaware corporation ("HAC"), pursuant to which HAC will merge into PRTS (the "Merger"). This Amendment is being filed by: (1) PRTS, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Hammond I; (3) HAC, a wholly owned subsidiary of Hammond I; and (4) Mr. Hammond. Each of PRTS, Hammond I, HAC and Mr. Hammond are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Hammond I, HAC, Mr. Hammond, R. Hammond, L.P. and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Hammond I, HAC, or Mr. Hammond, is referred to as the "Acquisition Group".

     The purpose of this final amendment to the Schedule 13E-3 is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     At a special meeting of the stockholders of PRTS held on February 20, 2003 (the "Special Meeting"), at which a quorum was present, the Merger Agreement and the Merger were approved by (1) approximately 88.9% of the issued and outstanding shares of PRTS Common Stock, par value $0.001 per share (the "Common Stock"), and (2) approximately 0.3% of the issued and outstanding shares of Common Stock not held by the Acquisition Group were voted against the Merger Agreement and the Merger.

     Pursuant to the Merger Agreement, each outstanding share of PRTS common stock, par value $0.001 per share, was cancelled and converted into the right to receive $1.50 in cash, other than any outstanding shares of common stock held by stockholders who perfected their appraisal rights under Delaware law or any outstanding shares of common stock beneficially owned by a Filing Person or the Acquisition Group. As a result of the Merger, PRTS is a privately held corporation, 100% of which is beneficially owned by Mr. Hammond.

     On February 24, 2003, PRTS filed a Form 15 with the Securities and Exchange Commission terminating the registration of its Common Stock under the Exchange Act. The Nasdaq National Market delisted the Common Stock at the close of the market on February 21, 2003.





                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003

                                       PARTSBASE, INC.

                                       By:    /s/ Mark J. Weicher
                                              -------------------
                                       Name:  Mark J. Weicher
                                       Title: Chief Financial Officer


                                       HAMMOND I, INC.

                                       By:    /s/ Robert A. Hammond, Jr.
                                              --------------------------
                                       Name:  Robert A. Hammond, Jr.
                                       Title: Chief Executive Officer


                                       HAMMOND ACQUISITION CORP.

                                       By:    /s/ Robert A. Hammond, Jr.
                                              --------------------------
                                       Name:  Robert A. Hammond, Jr.
                                       Title: Chief Executive Officer


                                       ROBERT A. HAMMOND, JR.

                                       /s/ Robert A. Hammond, Jr.
                                       --------------------------